March 23, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Katherine Bagley, Staff Attorney Blaise Rhodes Theresa Brillant Lilyanna Peyser

Re:	ThredUp Inc. Registration Statement on Form S-1 File No. 333-253834

Acceleration Request
	Requested Date:	March 25, 2021
	Requested Time:	4:00 PM, Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc., as representatives of the several underwriters, hereby join ThredUp Inc. (the “Company”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-253834) (the “Registration Statement”) to become effective on March 25, 2021, at 4:00 PM, Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.
Pursuant to Rule 460 under the Act, please be advised that the underwriters have distributed approximately 5,529 copies of the Preliminary Prospectus dated March 17, 2021, through the date hereof, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours, GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC BARCLAYS CAPITAL INC. As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly III
	Name:	William Connolly III
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Cummings
	Name:	Lauren Cummings
	Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Robert Peck
	Name:	Robert Peck
	Title:	Managing Director
cc:
James Reinhart
Sean Sobers
Alon Rotem
ThredUp Inc.

Caine Moss
Bradley C. Weber
Erica Kassman
Goodwin Procter LLP

Rezwan D. Pavri
Andrew T. Hill
Catherine D. Doxsee
Wilson Sonsini Goodrich & Rosati, P.C.
[Signature Page to Underwriter Acceleration Request]